Via Facsimile and U.S. Mail
Mail Stop 4720

February 18, 2010

Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: **American International Group, Inc.**
       Form 8-K filed on February 8, 2010
       File No. 001-8787

Dear Mr. Benmosche:

        We have reviewed your filing and have the following comments. In our
comments, we ask you to provide us with information to better understand your
disclosure. After reviewing the information provided, we may raise additional comments
and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

   1. Please tell us if you plan to file, and when you plan to file, an execution copy of
       the letter agreement with Mr. Hancock. We note that Exhibit 99.2 simply
       includes a form of letter agreement with Mr. Hancock. If you do not plan to file
       the letter agreement, please provide a substantive analysis.

   2. We note that the form of letter agreement with Mr. Hancock included in
       Exhibit 99.2 references objective performance metrics that do not appear to have
       been provided. We believe such performance metrics would in effect be a part of
       the letter agreement regarding terms of employment, or at least could be deemed
       to be a schedule that is in effect a part of such letter agreement. To the extent you
       will file the letter agreement as an exhibit, please include a copy of the objective
       performance metrics. To the extent you intend to redact such information, you
       would need to file a confidential treatment request.

   3. We note that Exhibit 99.2 includes a footer stating "FOIA Confidential Treatment
       Requested by American International Group, Inc." Please tells us what

information you are referring to and whether you have, or intend to, request confidential treatment from the SEC.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Kathleen E. Shannon
        Senior Vice President, Secretary & Deputy General Counsel